Dorchester Minerals, L.P.

3838 Oak Lawn Ave, Ste 300

Dallas, Texas 75219

(214) 559-0300

May 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dorchester Minerals, L.P. Registration Statement on Form S-4 Filed May 11, 2021 File No. 333-256021

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on May 21, 2021 or as soon thereafter as practicable.

Please address any questions or comments with respect to this request to our counsel, Akin Gump Strauss Hauer & Feld LLP, by contacting Jesse Betts (telephone: (214) 969-2779).

Very truly yours,

DORCHESTER MINERALS, L.P.

By:	Dorchester Minerals Management LP,
its general partner

By:	Dorchester Minerals Management GP LLC,
its general partner

By:	/s/ William Casey McManemin
William Casey McManemin
Chief Executive Officer